NOTICE April 1, 2021 PricewaterhouseCoopers LLP PwC Tower, 18 York Street, Suite 2600 Toronto, Ontario M5J 0B2 - and - KPMG LLP Vaughan Metropolitan Centre 100 New Park Place Suite 1400 Vaughan, ON Canada L4K 0J3 Re: Notice of Change of Auditor – Docebo Inc. (the “Corporation”) This Notice is made pursuant to section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”). 1. The Board of Directors of the Corporation has requested and has accepted the resignation of its auditor, PricewaterhouseCoopers LLP (“PwC”), effective March 31, 2021 and KPMG LLP has been appointed the Corporation’s auditor in respect of such vacancy to hold office until the next annual meeting of shareholders of the Corporation. 2. There have been no reservations in the reports of PwC on the financial statements of the Corporation for the two most recently completed fiscal years preceding the date of this Notice. 3. In the opinion of the Corporation, there have been no reportable events (as defined in NI 51-102) that have occurred in connection with the audits conducted for the two most recently completed fiscal years or in the subsequent period preceding the date of this Notice. Yours very truly, DOCEBO INC. Per: “Ian Kidson” Name: Ian Kidson Title: Chief Financial Officer